[LETTERHEAD OF INLAND REAL ESTATE CORPORATION]

September 10, 2009

BY FACSIMILE AND EDGAR

Ms. Jennifer Gowetski

Mr. Philip L. Rothenberg

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Inland Real Estate Corporation

Registration Statement on Form S-3/A, Amendment No. 1 Filed September 3, 2009, File No. 333-162265

Dear Ms. Gowetski and Mr. Rothenberg:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Inland Real Estate Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it may become effective on September 14, 2009 at 5:00 p.m. EDT, or as soon as practicable thereafter.

In connection with its request to accelerate the effective date of the registration statement, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you need additional information, please contact me.

Very truly yours,

INLAND REAL ESTATE CORPORATION

/s/ Beth Sprecher Brooks
Beth Sprecher Brooks
Senior Vice President, Secretary and General Counsel